UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015

Commission File Number 001-34175

ECOPETROL S.A.
(Exact name of registrant as specified in its charter)
N.A.
(Translation of registrant’s name into English)
COLOMBIA
(Jurisdiction of incorporation or organization)
Carrera 13 No. 36 – 24
BOGOTA D.C. – COLOMBIA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Ecopetrol Appoints New Corporate Vice President of Strategy and Finance

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) hereby announces that Maria Fernanda Suarez Londono has been appointed Corporate Vice President of Strategy and Finance, effective on August 12, 2015.

The newly established Corporate Vice Presidency of Strategy and Finance has taken over the responsibilities of the former vice presidencies of Finance and of Strategy and Growth, thus strengthening and unifying the company's financial management and control. The new vice-presidency will oversee planning, budgetary and cash management matters in order to leverage the new strategic plan with a focus on efficiency and disciplined use of capital.

Ms. Suárez, who will be responsible for material information reporting and compliance before the Financial Superintendence of Colombia and other international regulators, holds a bachelor’s degree in Business Administration from CESA Business School. She also holds a master's degree in Public Policy Management from Georgetown University.

With 19 years of professional experience in the public and private sectors, the new vice president was previously director of Public Credit for the Finance Ministry and Vice President of Investments for the Porvenir Pension Fund, and has held senior level positions at Citibank, ABN AMRO and Bank of America. In recent years, she was a member of the board of directors of ISA, Isagen, XM, FEN and Banco Agrario. She is currently a member of the board of directors of Cenit, the transport and logistics affiliate of the Ecopetrol Group.

Ms. Magda Manosalva, who has been Vice President of Finance since November 2013, a period in which she spearheaded a series of successful financial operations in the international market and the transition to international financial reporting standards, among others, will now focus her efforts on the consolidation of procurement processes, which are a key component of Ecopetrol's transformation plan.

Bogota, August 11, 2015

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Ecopetrol is the largest company in Colombia and is an integrated oil and gas company; it is among the top 40 oil companies in the world and among the top four oil companies in Latin America. Besides Colombia – where it generates over 60% of the national production – it has exploration and production activities in Brazil, Peru, and the US (Gulf of Mexico). Ecopetrol owns the largest refinery in Colombia, most of the pipeline and multi-product pipeline network in the country, and is significantly increasing its participation in bio-fuels.

This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil and gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, Ecopetrol’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Head of Corporate Finance and Investor Relations (A)

María Catalina Escobar

Phone: (+571) 234 5190

E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: + 571-234-4329

e-mail: mauricio.tellez@ecopetrol.com.co

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ecopetrol S.A.

By:	/s/ Alberto Vargas
	Name:	Alberto Vargas
	Title:	Chief Financial Officer

Date: August 11, 2015